Exhibit 4.2

Execution Version

SECOND SUPPLEMENTAL INDENTURE

THIS SECOND SUPPLEMENTAL INDENTURE (this “Second Supplemental Indenture”), dated as of July 3, 2018, among Teekay Offshore Partners, L.P., a limited partnership duly organized and existing under the laws of the Republic of the Marshall Islands (the “Partnership”), Teekay Offshore Finance Corp., a corporation duly organized under the laws of the Republic of the Marshall Islands (the “Co-Issuer” and, together with the Partnership, the “Issuers”), and The Bank of New York Mellon, as trustee (the “Trustee”).

RECITALS

WHEREAS, the Issuers and the Trustee have previously executed a Supplemental Indenture, dated as of May 30, 2014 (the “Supplemental Indenture”), to the Indenture, dated as of May 30, 2014 (as amended or supplemented from time to time in accordance with the terms thereof, the “Base Indenture” and, together with the Supplemental Indenture, the “Indenture”), providing for the issuance of the Issuers’ 6.00% Senior Notes due 2019 (the “Notes”);

WHEREAS, the Issuers have offered to purchase for cash any and all of the outstanding Notes upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated June 12, 2018, as the same may be amended, supplemented or modified (the “Offer to Purchase”);

WHEREAS, Section 9.02 of the Base Indenture provides that the Issuers and the Trustee may amend the Indenture and the Notes with the written consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer for the Notes);

WHEREAS, the Holders of at least a majority in aggregate principal amount of the Notes outstanding have duly consented to the amendments to the Indenture described in the Offer to Purchase and set forth in Section 2 of this Second Supplemental Indenture, in accordance with the Indenture and the Issuers have (x) accepted for purchase all of the Notes tendered by consenting Holders as of the Early Tender and Consent Date (as such term is defined in the Offer to Purchase) in accordance with the Offer to Purchase, and (y) paid such Holders all amounts due to such Holders pursuant to the terms of the Offer to Purchase

WHEREAS, all conditions necessary to authorize the execution and delivery of this Second Supplemental Indenture and to make this Second Supplemental Indenture valid and binding have been complied with or have been done or performed; and

WHEREAS, the Issuers have requested that the Trustee execute and deliver this Second Supplemental Indenture, upon which execution and delivery the amendments contained herein will become effective and operative immediately.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuers and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. AMENDMENTS.

(a) The Indenture is hereby amended by deleting each of the following sections of the Supplemental Indenture and all references thereto in the Indenture in their entirety:

•	Section 5.01 (Pari Passu Ranking);

•	Section 5.02 (Mergers);

•	Section 5.03 (De-Mergers);

•	Section 5.04 (Continuation of Business);

•	Section 5.05 (Disposal of Business);

•	Section 5.06 (Related Party Transactions);

•	Section 5.07 (Restricted Payments);

•	Section 5.08 (Corporate status);

•	Section 5.09 (Compliance with laws);

•	Section 5.10 (Free Liquidity);

•	Section 5.11 (Listing);

•	Section 5.12 (Limitation on Activities of Co-Issuer);

•	Section 5.13 (Compliance Measurement);

•	Section 6.01 (Modifications of Certain Events of Default);

•	Section 6.02 (Additional Events of Default).

(b) The Indenture is hereby amended by deleting each of the following sections of the Base Indenture and all references thereto in the Indenture in their entirety:

•	Clauses (d) through (i) of Section 5.01 (Events of Default); and

•	Clause (b) of Section 8.01 (Consolidation, Merger and Sales).

(c) The Indenture is hereby amended by deleting (i) any definitions that are no longer used in the Indenture and (ii) any section references that cease to have meaning from the Indenture with respect to which such definitions or section references would be eliminated as a result of the amendments to the Indenture pursuant to clauses (a) and (b) above.

(d) All references in the Indenture and any Note to any of the provisions modified as provided herein, or the terms defined in such provisions, shall also be deemed modified in accordance with this Section 2.

(e) None of the Issuers, the Trustee or other parties to or beneficiaries of the Indenture shall have any rights, obligations or liabilities under such sections or clauses and such sections or clauses shall not be considered in determining whether a Default or Event of Default has occurred or whether the Issuers have observed, performed or complied with the provisions of the Indenture.

3. EFFECT OF SECOND SUPPLEMENTAL INDENTURE. Except as amended hereby, all of the terms of the Indenture shall remain and continue in full force and effect and are hereby confirmed in all respects. From and after the date of this Second Supplemental Indenture, all references to the Indenture (whether in the Indenture or in any other agreements, documents or instruments) shall be deemed to be references to the Indenture as amended and supplemented by this Second Supplemental Indenture and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

4. NEW YORK LAW TO GOVERN. THIS SECOND SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

5. COUNTERPARTS. The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

7. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuers. The Trustee enters into this Second Supplemental Indenture on the basis of Holder consent referenced in the Recitals to this Second Supplemental Indenture. The rights, protections, immunities and indemnities of the Trustee set forth in the Indenture shall apply to this Second Supplemental Indenture as if set forth herein. The Issuers hereby reaffirm their respective obligations under Section 6.07 of the Base Indenture to indemnify the Trustee against any and all loss, liability or expense (including reasonable attorneys’ fees) incurred by it in connection with its execution and performance of this Second Supplemental Indenture. This indemnity shall survive the satisfaction and discharge of the Indenture and the resignation or removal of the Trustee as expressly provided in Section 6.07 of the Base Indenture.

(Signature pages follow)

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

ISSUERS:

TEEKAY OFFSHORE PARTNERS L.P.
By: Teekay Offshore GP L.L.C., its general partner

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	Secretary

TEEKAY OFFSHORE FINANCE CORP.

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	President, Secretary, Treasurer

Signature Page to the

Second Supplemental Indenture

THE BANK OF NEW YORK MELLON,
as Trustee

By:	/s/ Francine Kincaid
Name:	Francine Kincaid
Title:	Vice President

Signature Page to the

Second Supplemental Indenture